As filed with the Securities and Exchange Commission on June 14, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Press Release Dated June 7, 2002

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

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............................N/A..

CRGH

New Skies' NSS-7 satellite enters commercial service for premiere broadcast, Internet and telecom customers

New Skies and BT Broadcast Services sign agreement to launch new West African direct-to-home television service for Media Overseas

The Hague, The Netherlands, June 7, 2002 – New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, has announced that its NSS-7 Atlantic Ocean region satellite entered into commercial service on May 30. This milestone was capped by a multi-year agreement with BT Broadcast Services, one of the world's leading broadcast solutions providers, to launch a new African direct-to-home (DTH) television service for Media Overseas, a unit of Vivendi Universal's group.

Under the terms of the agreement, New Skies and BT will deliver a fully integrated, end-to-end service, using BT's owned and operated Pont de Sevres Teleport in Paris and New Skies' high-powered NSS-7 Ku-band capacity. BT will uplink Media Overseas' digital programming packages in Paris to a full transponder on NSS-7's Ku-band Africa spot beam for direct broadcast to consumer households throughout Cameroon, Côte d'Ivoire and Senegal.

"When developing this turnkey service to launch Media Overseas' new DTH offering, we felt that our transmission capabilities and power coupled with the footprint coverage of the NSS-7 provided the ideal solution," said Jon Romm, Head of Global Broadcast Sales for BT Broadcast Services. "We have worked closely with New Skies in the past to offer a broad range of customers innovative broadcast solutions and are confident that this collaboration will once again result in a highly successful solution for Media Overseas."

"BT and New Skies have tailored their offerings to perfectly match our initial requirements, giving us the flexibility to launch in the strongest markets, while also providing us with room to grow as we ramp up our subscribers and expand to new service areas," said Arnaud de Villeneuve, deputy managing director, Media Overseas. "We are extremely impressed with their close cooperation and responsiveness to our needs, which have produced a solution that fulfills the technical specifications we outlined as critical to the launch of our service."

"We are especially pleased that the service was up and running on NSS-7 in time for the first match of the World Cup between France and Senegal on May 31, enabling subscribers to watch Senegal's victory in digital-quality video and audio," Mr. Villeneuve continued.

Rudo Jockin, New Skies' senior vice president of sales and marketing, said, "We are extremely pleased to have concluded the in-orbit testing on NSS-7 and to have placed the spacecraft into commercial service. NSS-7 will serve as a major transmission platform for broadcasters, cable programmers, news agencies, ISPs, corporate enterprises, rural telecommunication networks, and direct-to-home television operators."

"The multi-year deal with BT reflects NSS-7's highly competitive West Africa coverage and Ku-band power levels. We will continue to work closely with BT to ensure Media Overseas has the opportunity to grow the service through channel expansion and access to additional African markets," Jockin continued.

NSS-7 successfully completed in-orbit testing and entered commercial service on Thursday, May 30. The satellite, which was built by Lockheed Martin Commercial Space Systems and launched on April 16, 2002, operates from 338.5 degrees east longitude over the Atlantic Ocean. NSS-7 features nearly 3,500 MHz of capacity spread over 36 C-band and 36 Ku-band transponders. In addition, capacity can be flexibly assigned to eleven high-powered coverage beams, blanketing the Americas, Europe, the Middle East and Africa.

NSS-7 was designed to replace the NSS-K and NSS-803 satellites at 338.5 degrees east, combining the extensive television and Internet traffic from the two satellites to debut as a premier video and IP neighborhood in the Atlantic Ocean region. With NSS-7 now operational, New Skies is currently transitioning customers from NSS-K and NSS-803. The company expects to complete the process by late August.

About BT Broadcast Services

BT Broadcast Services is one of the world's leading suppliers of global broadcast solutions, providing a comprehensive range of terrestrial and satellite based multimedia transmission solutions as well as content and customer management services. The group offers flexible, cost-effective tailor-made services to an international client base including broadcasters, news agencies, production companies, special event organizers, and large corporations around the world. BT Broadcast Services delivers technically advanced services based on the latest video and Internet technologies, including video streaming, digital terrestrial television, high speed Internet access via satellite and digital business TV.

The group is part of BT Ignite, BT's business services and solutions division, serving customers worldwide. Additional information is available at: **www.broadcast.bt.com**.

About New Skies Satellites

New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has six satellites in geosynchronous orbit and ground facilities around the world. The company also has two spacecraft under construction, which are planned to serve the Americas and Asia from two new orbital locations. In line with its growth strategy, the company has secured certain rights to make use of additional orbital positions, including four serving the Americas. New Skies is headquartered in The Hague, The Netherlands, and has offices in London,

Johannesburg, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at **www.newskies.com.**

--END--

For more information please contact:
Jeff Bothwell, New Skies Satellites
Tel: +31 70 306 4239 Mobile + 31 6 11 31 01 83
jbothwell@newskies.com

For BT Broadcast Services please contact:
Nik Done/Dan Winter, Band & Brown
Tel: +44 20 7419 7000 Mobile +44 7939 103 833
nik.done@bbpr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: [signature]
Name: Tim Cowart
Title: Member of Board of Management

Date: 06/14/02